

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2020

Longjiang Li
President
Bymax Corp.
North District Sunshine Home Unit 2
Floor 6, Ste. #201, Inner Mongolia
Manzhouli City F4 021400

> **Re: Bymax Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 29, 2020**
> **File No. 333-240750**

Dear Mr. Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2020 letter.

Amendment No. 2 to Form S-1 filed October 29, 2020

Exhibit 23.1, page 1

1.  Please include a currently dated consent from your independent registered public accounting firm with amendments to your registration statement. Refer to Item 16(a) of Form S-1 and Item 601(b)(23) of Regulation S-K.

Government Regulation, page 28

2.  We note your response to prior comment 1, which states that you have "updated [your] Government Regulation section." We also note your updated disclosure starting on page 29, and that "[y]our activities [o]n the Internet could be restricted by the regulations of the

PRC's authorities."  However, it remains unclear whether you have obtained a license to provide internet content from the PRC.  Thus, we re-issue our comment in part.  If you have received such a license, as your response and updated disclosures seem to suggest, please revise your registration to affirmatively state as much.  If you have not obtained such a license, please revise your disclosure to describe the process of seeking an internet content provider license from the PRC.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.  Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services